FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
August 19, 2002

PE

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-12032

MOBILE TELESYSTEMS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Mobile TeleSystems (NYSE:MBT), Russia's largest mobile operator, is pleased to announce that today the company is commencing commercial operations in Chelyabinsk. The launch of the new GSM network is in line with MTS' strategy to be operational in all 50 regions of Russia for which the Company holds licences by the year-end. Chelyabinsk is now the 42nd region of Russia in which subscribers can enjoy MTS' services.

The city of Chelyabinsk is one of the largest cities of Russia with a population of approximately 1.1 million. The Chelyabinsk region, which is located in the Urals district, is an advanced industrial region of Russia with a total population of over 3.6 million. The mobile penetration in the region is approximately 3%, which potentially provides MTS with a tremendous opportunity to grow the market and build its market share.

MTS is currently operational in all regions of the Urals (which has a total population of approximatley 20.5 million), except for Orenburg and Kurgan, where the Company is currently building networks. MTS' current subscriber base in the district is approximately 321,000.

Overall, MTS services over 4.8 million people and its licence footprint covers a population of approximately 106 million of which 10 million live in the neighboring country of Belarus.

For more information, please, contact Andrey Braginski at MTS Investor Relations Department at (7-095) 7660103 or via email ir@mts.ru

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statement to conform them to actual results. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company's most recent Form F-1. These documents contain and identify important factors, including those contained in the section captioned "Risk Factors," that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures; rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

Mobile TeleSystems (NYSE: MBT), Russia's largest mobile operator, is pleased to announce that the number of its subscribers in the North West district of Russia has exceeded half a million people. In just eight months of operations in the city of St Petersburg and the Leningrad region MTS' subscriber base has reached 469,000 customers, which represents a market share of approximately 27%, according to J'son & Partners, an independent consultancy.

MTS operates in seven other regions of Russia's North West district with a total subscriber base of around 69,200 people. In the majority of these regions services were launched during the current year. MTS also plans to launch networks in two further regions, Vologda and Yamal Nenetsk. The company will then be present in all the areas of the North West district, which has a total population of 14.6 million.

Today, MTS services over 4.8 million people and its licence footprint covers a population of approximately 106 million people of which 10 million live in the neighboring Belarus.

For more information, please, contact Andrey Braginski at MTS Investor Relations Department at (7-095) 7660103 or via email ir@mts.ru

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By: ______________________

Name: Mikhail Smirnov

Title: President

Date: **August 19, 2002**